

10Below Ice Cream

The Original Rolled Ice Cream Shop

Established July 2015





THE MESMERIZING
NEW ICE CREAM
TREND YOU WILL WANT TO
WAIT IN LINE FOR










What is 10Below Ice Cream?

10Below Ice Cream has revolutionized the way people think about dessert. In our digitally-savvy world, consumers now expect more beyond exceptional taste and thrive on the art of presentation. 10Below Ice Cream is a feast for the eyes *and* taste buds, crafting each made-to-order dessert creation with innovative presentation and unexpected flavors. As the first rolled ice cream parlor, our unique ice cream making process created an uncharted path of exploration in the quick service dessert industry of how people experience desserts. Our commitment to customers is to produce each customized order with the highest quality of ingredients with an eye for presentation waiting to be captured on camera.

Since 2015, 10Below Ice Cream has been 100% family owned and has rapidly grown as a national brand with locations in New York, Philadelphia and Los Angeles (coming soon). Our optimized growth strategy and operationally efficient business model allows us to quickly expand without compromise to product quality. This approach has led to six homegrown 10Below operations with success attributed by our feverish followers through social media engagement.



"Made from the freshest ingredients with love."

Leadership Team

Wilson   David   Richard




STRAWBERRY

Strategy and Planning
Strategic Advisor for business development, experience in real estate startups. Pharmacist by trade. Married to Jennifer

"I'll Set it Up"

Dev and Expansion
Project lead for expansion, licensed real estate agent, Involved in family-owned business for 15 years. Richard's college best friend

"I'll Build it"

CEO and Creative
Dessert innovator, oversees new product development and finance. Accountant by trade and ice cream connoisseur. Wilson's brother.

"I'll Make it"


GREEN TEA


Jennifer

Brand and Marketing
Brand, marketing, and communications advisor, develops media content and strategic partnerships. Senior consultant at Text100.


Joseph

CFO and Strategic
Manages financials and risk management. Spearheads the Franchise strategy. Fraternity brother.

"I'll Pay for it"



ZAGAT *The Summer's Hottest New Ice Cream Innovation*

Our Brand

10Below Ice Cream is more than just ice cream. We envisioned a brand that invites today's digital natives to engage with us for an on- and offline dessert experience which starts before our patrons ever step foot inside our doors thanks to the power of digital media. We're the dessert brand that wants to be more than just an afterthought to your dinner plans. Dessert for dinner? We get you. Your significant other is mad because the first thing you see in the morning is us as you scroll through your Instagram feed? We understand.

Our combined expertise in digital marketing and integrated communications has organically led to 60,000+ Instagram followers, 15,000+ Facebook likes and strategic partnerships with leading lifestyle brands like Samsung, Marie Callendar's and Bravo's Andy Cohen, Martha Stewart Living, Chips Ahoy, Harpar's Bazaar x Fendi and more. We're an entity trying to rethink the dessert industry and invite the world to get a taste of our vision through our social channels and in-store experiences.







 4.5 Star Rating

 2,400+ Reviews

 60,000+ Followers

 15,000+ Likes

EATER *Summer's Craziest Ice Cream*



Partnerships and Catering

BANANAS



We provide full service catering with full customization and flexibility with our clients. Custom setups and flavors ranging from *Infiniti* Black Velvet ice cream to fully built concession stands At *Maybelline* product launch parties.

Gross Margin per Event: ~70%
Average Event Price: $1,900
Total Events: 53
Total 2017 Revenue: $104,074

NUTELLA



Events that we have done:
NY Mag Wedding Show, *Gucci* Employee Appreciation Day,
Fisher Brothers 50 story Tenant Appreciation Day,
Infiniti New York Auto Show, *The Quail*, A Motorsports Gathering,
Spotify Holiday Party, *GAP* Employee Appreciation Day,
Wedding at the *Metropolitan Club,* Bat Mitzvah at *Capitale*



TimeOut *The Best Ice Cream in NYC*

Profit & Loss Statement 2017

	Chinatown		Flushing		St. Marks	
Revenue	$801,010.29		$511,207.00		$377,155.59	
Catering Revenue						
COGS	$145,407.49	18%	$92,799.47	18%	$68,465.10	18%
Payroll Expenses	$307,593.71	38%	$189,309.86	37%	$163,870.29	43%
Salary Expenses	165,591.00					
Rent Expense	$37,367.97	5%	$36,050.00	7%	$50,582.00	13%
Other Expenses	$57,879.80	7%	$57,879.80	11%	$57,879.80	15%
Taxes & Interest	$48,500.95					
Warehouse Rent	$21,442.00					
Utilities	$5,401	1%	$6,174.64	1%	$5,401	1%
Credit Card Fees	$11,771.98	1%	$7,134.70	1%	$6,983.39	2%
Net Income	$13,304.39		$121,858.53		$23,974.01	

Net Income: $183,740.21   Net Profit Margin: 9%

EBITDA: $232,241.16   Gross Profit Margin: 33%

Other Expenses Detail

Other Expenses			
Automobile Expenses	2,515.23	Telephone Expense	1,710.90
Advertising and Promotion	1,427.93	Insurance Expense	43,299.00
Printing and Reproduction	1,753.54	Cable & Internet Expenses	2,702.26
Licenses and Permits	2,518.45	Trash Removal	7,219.12
Security and Protection	1,231.20	Meals and Entertainment	7,287.73
Internet Expenses	143.30	Bank Service Charges	3,280.94
Pest Control	2,337.96	Moving Expense	165.03
Fines and Penalties	3,604.98	Office Supplies	6,353.65
Postage and Delivery	1,199.03	Travel Expenses	17,087.27
Dues and Subscriptions	2,378.84	Professional Fees	51,251.27
Other Expenses: $231,519.21			

Assets & Stakeholders Equity

	Completion Date	Security Deposit	Leasehold Improvements	Equipment
Chinatown	July 17th 2015	$13,200	$60,000	$13,000
Flushing	February 23rd 2016	$14,000	$40,000	$12,000
St Marks	September 3rd 2016	$14,700	$50,000	$14,000

Salaries, Taxes & Interest

Salaries	
Richard Tam	$45,000.00

Taxes and Interest	
Taxes	$38,985.95
Interest	$9,515.28

Notable Clients



We have proudly served 100's of events ranging from birthday parties to autoshows and at venues ranging from backyards to the Javitz Center. We fully customize our setup and offering to your needs.

Martha Stewart Living Magazine
Magnitude Capital LLC
Geneva Home Fashion
Reebok x Les Mills Launch Party
Infiniti - NY Auto Show & Motorsports
Gathering, CA
Allen & Overy LLP
Taboola Advertising
Greenberg Traurig LLP
Gucci Corporate Office
Duval & Stachenfeld LLP
Fisher Brothers Realty – *4 High Rise Buildings*
EMM Group LLC
AdColony Corporate Office
Gap Inc. Corporate Office

McGuffin Films
Daily Motion News
Nicopanda at *Urban Outfitters*
Harpers Baazar with Fendi
BLDG Management
Gilder, Gagnon, Howe & Co.
Maybelline – Gigi Hadid Makeup Launch
Bar Mitzvah at *City Winery*
Wedding at *Mandarin Oriental*
Bat Mitzvah at *Capitale*
Wedding at *Pierre Hotel*
Retirement Party at*Metropolitan Club*
Google NY Corporate Office





ZAGAT *The Summer's Hottest New Ice Cream Innovation*

Opportunities for Growth



Q4 2018 – 10Below Dessert Bar – Innovative Concept for Ice Cream Parlor

Liquor license in process for an alcohol Infused ice cream and beverage pairing

Spring 2019 – Licensing and Franchising

Full operating and licensing agreement in development

Q1 2019 – JV with HaiDiLao Hotpot

HDL is a well known brand in mainland China. They have aggressive growth plans in the US. They are looking for young hip brands to partner with to increase foot traffic to their stores.

Further Expansion – Food Courts, International Licensing







Growth Strategy

Focus on "Sunshine" states which are business friendly with low fixed and variable costs. Net Margins should increase significantly in lower cost states.

City	State	Minimum Wage	Restaurant Price Index
New York **	NY	$15.00	100
Los Angeles	CA	$12.00	82.39
San Antonio	TX	$7.25	59.96
Albuquerque	NM	$7.50	67.87
Tampa	FL	$8.25	70.37
Raleigh	NC	$7.25	70.46
Dallas	TX	$7.25	70.5
Austin	TX	$7.25	71.27
Charlotte	NC	$7.25	72.48
Atlanta	GA	$5.15	74.11
Las Vegas	NV	$8.25	74.31
Denver	CO	$10.20	74.62
Houston	TX	$7.25	77.51
New Orleans	LA	$7.25	81.36
Richmond	VA	$7.25	87.73
Miami	FL	$8.25	89.37
Washington	DC	$12.50	89.65

** Current Corporate Stores



Prototype Kiosk Store

Because of 10Below's streamline design. We can efficiently utilize small spaces and still maintain a high product standard. We have created a completely paperless operation and inventory management system which helps use further reduce the space needed.

BANANAS



388 Sqft Kiosk in Queens Crossing Mall

Full Store Production capable

$1,834/sqft since opening

Capable of serving 700+ unique orders per day





YAHOO! *We Tried the Ice Cream People Are Waiting Hours for*





meet me in the GAP



10Below ice cream






NICOPANDA



SHUT UP AND EAT ICE CREAM



bravoandy • Follow

bravoandy With #Stella upon us. @MarieCallenderMeals and @10BelowIceCream decided our "Pi"ce cream sundae would be best enjoyed on the first day of spring (3.20). I won't be able to make it on 3.20 but will still be doing my fair share of #PiDay celebrating at home! #OhMyPie #ad link in bio

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stephybizz So handsome!

drguymassry Love it!

sandybutterfield I'm with you Cutie. Meet you for ice cream 😊

gofortheicecream I've been preaching it for years! HA. #gofortheicecream

edwardwilliamb Love!

amyisfancy 🍦🍦🍦

♥ ◯ 🔖

27,904 likes

MARCH 14, 2017

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